UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)


                           NetWorth Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    64122A106
                                 (CUSIP Number)

Subhash Bhatia, Solution Technology International, Inc., 5210 Chairmans Court, Suite 3, Frederick, Maryland
21703, (301) 668-9600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2006
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64122A106
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         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only). Subhash Bhatia

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)
 NA
                  (a)

                  (b)
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         3.       SEC Use Only
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         4. Source of Funds (See Instructions) OO (exchange of shares through reverse triangular merger)
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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) NA
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         6. Citizenship or Place of Organization U.S.
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 Number of Shares       7. Sole Voting Power 23,812,717 shares of NetWorth
 Beneficially by        common stock and warrants that automatically convert
 Owned by Each          into 21,020 shares of NetWorth common stock at such time
 Reporting Person       as the NetWorth certificate of incorporation is amended
                        following the effectiveness of Schedule 14C filed by
                        With NetWorth Technologies on January 19, 2006 with the
                        SEC.
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                     8.       Shared Voting Power  None
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                     9.       Sole Dispositive Power  See #7, above
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                     10.      Shared Dispositive Power  None
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         11. Aggregate Amount Beneficially Owned by Each Reporting Person Subhash Bhatia beneficially owns 23,812,717 shares of NetWorth common stock and warrants that automatically convert into 21,020 shares of NetWorth common stock at such time as the NetWorth certificate of incorporation is amended following the effectiveness of Schedule 14C filed by NetWorth Technologies on January 19, 2006 with the SEC.
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NA
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         13.      Percent of Class Represented by Amount in Row (11)  7.3%
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         14.      Type of Reporting Person (See Instructions)  IN




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Item 1.  Security and Issuer
This statement relates to shares of common stock, par value $.01 per share, of NetWorth Technologies, Inc., whose principal address is 101 SW 11th Avenue, Boca Raton, Florida 33486.

Item 2.  Identity and Background
(a) Subhash Bhatia
(b) 125 Baylis Road, Suite 260, Melville, NY 11747
(c) CEO, Key Management Group, 125 Baylis Road, Suite 260, Melville, NY 11747
(d) During the last five years Subhash Bhatia was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Subhash Bhatia was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
The NetWorth Technologies shares of common stock acquired by Subhash Bhatia were acquired pursuant to merger agreement under which his shares of common stock of Solution Technology International, Inc. were exchanged for shares of NetWorth Technologies, Inc. common stock.

Item 4.  Purpose of Transaction
The purpose of the merger between Solution Technology International, Inc. and NetWorth Technologies, Inc. was to allow Solution Technology International to become public by merging with a public company, NetWorth Technologies, through a reverse triangular merger under which Solution Technology International was the accounting acquirer. Subhash Bhatia has no plans that relate to or would result in any of the actions set forth in Item 4 of Rule 13d-101.

Item 5.  Interest in Securities of the Issuer
Subhash Bhatia owns 23,812,717 shares of NetWorth common stock and warrants that automatically convert into 21,020 shares of common stock at such time as the NetWorth certificate of incorporation is amended following the effectiveness of
Schedule 14C filed by NetWorth Technologies on January 19, 2006 with the SEC. Subhash Bhatia owns 7.3% of the issued and outstanding shares of common stock of NetWorth Technologies. These shares were acquired in connection with the merger between Solution Technology International and NetWorth Technologies pursuant to a merger agreement that was entered into on May 19, 2005 and that was effective on June 20, 2005. Subhash Bhatia received the shares only after the Networth Technologies' charter was amended to unwind an authorized 1:10 reverse split and execution of a release agreement between Solution Technology International and NetWorth Technologies on January 16, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
NA

Item 7.  Material to Be Filed as Exhibits
A copy of the Agreement and Plan of Merger between Solution Technology International and NetWorth Technologies is attached hereto as an exhibit.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date:  February 21, 2006

/s/ Subhash Bhatia
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Signature

Subhash Bhatia
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Name/Title